writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

                        May 19, 2006

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Dover Motorsports, Inc.
Form 10-K for the year ended December 31, 2005 and
Form 10-Q for the quarter ended March 31, 2006
SEC File Number 001-11929

Dear Ms. Cvrkel:

Thank you for your comment letter dated May 10, 2006.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Annual Report on Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 11

1.	We note from page 5 that your subsidiary, Dover International Speedway has agreements with NASCAR for amounts to be paid in June and September 2006. Please tell us why you have not included these amounts in your liquidity discussion and/or table of contractual obligations. In future filings, please discuss the impact of these amounts on your liquidity if significant.

Obligations and rights contained in the above referenced agreements between Dover International Speedway and NASCAR were not specifically identified in our liquidity discussion nor were they included in our table of contractual obligations because they represent normal operating items related to the promotion of our events and because NASCAR is obligated under these agreements to pay substantially larger amounts to the Company for television broadcast rights fees. By way of illustration, the sanction agreement for our upcoming June 2006 Nextel Cup event at Dover International Speedway requires that NASCAR pay to us one-third of the television broadcast rights fees of approximately $4.5 million two weeks before the event occurs. The following week, or one week prior to the event, we would pay to NASCAR the sanction fees and purse money of approximately $6.3 million. The next week we would expect to receive cash of approximately $2.0-$3.0 million from holding the event. These transactions are completed prior to the end of our second fiscal quarter. The balance of the television broadcast rights fees are then paid to us by NASCAR within 30 days following the conclusion of the event (approximately $8.9 million). In addition, please note that all of our agreements with NASCAR are for a term of less than one year. In future filings we will discuss the impact of these amounts on our liquidity, if significant, and include the amounts due to NASCAR under the agreements in our table of contractual obligations.

Note 3, Summary of Significant Accounting Policies, page 35

Accounting for stock-based compensation, page 37

2.	Please confirm and revise future filings to clarify whether the effect on your pro forma net earnings resulting from the accelerated vesting of certain unvested stock options during 2005 has been reflected in the pro forma disclosures presented for the year ended December 31, 2005. Refer to the guidance outlined in SAB Topic 14:K.

We confirm that the effect on our pro forma net earnings resulting from the accelerated vesting of certain unvested stock options during 2005 has been reflected in our pro forma disclosures presented for the year ended December 31, 2005. In future filings, we will explicitly state the dollar amount of the effect that the acceleration of vesting had on our pro forma net earnings.

Other

3.	We note in the Form 10-K, discussion of certain valuation accounts, including accounts receivable reserves, inventory reserves, and deferred tax asset valuation allowances. In future filings, please present Schedule II as required by Regulation S-X, Rule 5-04 or tell us why you are not required to do so.

Prior to filing our Form 10-K for the year ended December 31, 2005, we reviewed Regulation S-X, Rule 210.5-04 regarding the schedules to be filed with our Form 10-K and concluded that we were not required to present Schedule II. Rule 210.5-04(c) refers registrants to Rule 210.4-02 which states the following: “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.” Our accounts receivable and inventory reserves were $118,423 and $15,808, respectively, at December 31, 2005. At the time of filing our Form 10-K, we did not consider either of these amounts to be material, as defined in Rule 210.1-02(o), and therefore concluded that we were not required to present these reserves in Schedule II. We will continue to review these reserves in the future and in the event either of them becomes material, we will include Schedule II in our Form 10-K.

Additionally, Rule 210.5-04(b) states the following: “If the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted.” Since the information required by Schedule II relating to our deferred tax asset valuation allowance is presented in Note 8 – Income Taxes, we concluded that we were not required to present this item in Schedule II. In future filings, we will continue to review the requirements of Regulation S-X, Rule 210.5-04 regarding information to be presented in Schedule II and ensure that all relevant information is included in our income tax footnote.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

Results of Operations, page 14

4.	Please tell us and revise MD&A to explain in future filings the nature and amount of the tax contingency accrual that was reversed during the first quarter of fiscal 2006 and which positively impacted your effective tax rate for the period. As part of your response, you should also explain when and why this accrual was initially established as well as the facts and circumstances that resulted in its reversal during the first quarter of 2006.

The reversal of a tax contingency accrual of $397,000 was due to the expiration of a statute of limitations. The sentence in our 10-Q to which you refer reads as follows:

“The decrease in the effective income tax rate from the comparable period in the prior year is due to an increase in the estimated annual consolidated pre-tax earnings for 2006 as compared to 2005 and the impact of a reversal of a tax contingency accrual in 2006.”

We will add a sentence which follows this sentence in future filings to read substantially as follows:

“The tax contingency accrual was originally established prior to the 2000 fiscal year in the amount of $397,000 for possible income tax adjustments related to depreciation but is being reversed in its entirety due to the expiration of the applicable statute of limitations.”

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, as amended.

•	Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal